Marquette Savings Bank, S.A.
                         10533 West National Avenue
                        West Allis, Wisconsin  53227

                               August 1, 2000

   VIA EDGAR AND FACSIMILE (202-942-9530)

   Securities and Exchange Commission
   450 Fifth Street, N.W.
   Washington, D.C.  20549

        Re:  Marquette Savings Bank, S.A. ("Marquette")
             Registration Statement on Form S-4 (File No. 333-95173) ("Registration Statement")

   Ladies and Gentlemen:

        Reference is hereby made to the above-referenced Registration Statement filed by Marquette with the Securities and Exchange Commission ("Commission") on January 21, 2000, which was submitted in connection with the proposed formation of a mid-tier holding company of Marquette and the acquisition by Marquette stockholders of the mid-tier holding company's common stock in exchange for their Marquette common stock on a one-for-one basis.

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Marquette hereby makes application to withdraw this Registration Statement, together with all exhibits thereto. Marquette determined not to proceed with the proposed transaction described in the Registration Statement because Marquette was acquired by North Shore Bank, FSB and its existence consequently was terminated on July 31, 2000. Marquette has not sold any of the shares covered by the Registration Statement. Marquette's management believes that Commission approval of this application would be consistent with the public interest and the protection of investors.

        Please provide Marquette with a copy of the order granting withdrawal of the Registration Statement as soon as available. If you have any questions regarding the above matter, please call Christopher Zinski at (312) 258-5548 or Melissa Krasnow at (312) 258-5510 of Schiff Hardin & Waite.

                                      Very truly yours,

                                      Marquette Savings Bank, S.A.


                                      By:  /s/ Richard A. Knisbeck
                                           -----------------------------
                                           Richard A. Knisbeck,
                                           President and Chief Executive
                                            Officer